                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 2)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                       UNITED STATES ANTIMONY CORPORATION
                       ----------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    911549103
                                    ---------
                                 (CUSIP Number)

                                   Al W. Dugan
                       1415 Louisiana Street, Suite 3100,
                              Houston, Texas 77002
                                 (713) 658-1142
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 22, 2003
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 911549103                                           Page 2 of 10 Pages

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    AL W. DUGAN
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) [ ]

    (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    US
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           4,039,176 SHARES
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          5,031,440 SHARES
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    4,039,176 SHARES
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    5,031,440 SHARES
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,070,616 SHARES
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [X]
     (See Instructions)

     183,333 SHARES
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     27.83%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 911549103                                           Page 3 of 10 Pages

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    DELAWARE ROYALTY COMPANY, INC. 74-1651985
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) [ ]

    (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DE
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          4,520,940 SHARES
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    4,520,940 SHARES
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,520,940 SHARES
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]
     (See Instructions)


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.83%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 911549103                                           Page 4 of 10 Pages

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    ANGLO EXPLORATION CORPORATION 74-1728669
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) [ ]

    (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    TEXAS
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          180,000 SHARES
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    180,000 SHARES
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     180,000 SHARES
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]
     (See Instructions)


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.67%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 911549103                                           Page 5 of 10 Pages

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    HOUSTON RESOURCES CORPORATION 74-1698698
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) [ ]

    (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    TEXAS
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          230,500 SHARES
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    230,500 SHARES
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     230,500 SHARES
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]
     (See Instructions)


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.85%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

         The Statement of Schedule 13D (the "SCHEDULE 13D") filed on May 15, 2002 and subsequently amended on January 17, 2003, relating to the beneficial ownership of common stock, par value $0.01 per share (the "COMMON STOCK"), of United States Antimony Corporation, a Montana corporation (the "ISSUER"), is hereby amended and supplemented as set forth below.

Item 1.  Security and Issuer.

         Item 1 of the Schedule 13D remains unchanged.


Item 2.  Identity and Background.

         Item 2 of the Schedule 13D remains unchanged.


Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 of the Schedule 13D is amended to add the following:

         The aggregate purchase price for the 1,250,000 shares of Common Stock issuable upon conversion of a convertible note purchased by Delaware Royalty was $250,000. In connection with the acquisitions of such shares of Common Stock, warrants to purchase an aggregate of 2,000,000 shares of Common Stock were also issued to Delaware Royalty as additional consideration for the purchase price. Delaware Royalty used its general working capital to make all of the foregoing purchases.


Item 4.  Purpose of Transaction.

         Item 4 of the Schedule 13D remains unchanged.


Item 5.  Interest in Securities of the Issuer.

         Subsections (a) and (c) Item 5 of the Schedule 13D are amended to read as follows:

         (a) The Reporting Persons may be deemed to beneficially own in the aggregate 9,070,616 shares of Common Stock, representing approximately 27.83% of the outstanding shares of Common Stock (based on 27,027,959 shares of Common Stock reported as outstanding as of September 30, 2003 in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003). The following table sets forth the number of shares of Common Stock directly owned by each of the Reporting Persons.

                                                     NUMBER           PERCENTAGE OF
                                                   OF SHARES           OUTSTANDING
                HOLDER                           DIRECTLY HELD           SHARES
                ------                           -------------        -------------
Al W. Dugan .............................          4,039,176              13.86%
Delaware Royalty ........................          4,520,940              14.83%
Anglo Exploration .......................            180,000                .67%
Houston Resources .......................            230,000                .85%
         TOTAL ..........................          9,070,616              27.83%
                                                   ---------              -----

         The shares listed as directly held by Mr. Dugan and the total shares include warrants to purchase 2,120,409 shares of Common Stock which are exercisable within the next 60 days. The shares listed as directly held by Delaware Royalty and the total shares include warrants to purchase 2,200,000 shares of Common Stock exercisable within the next 60 days and a promissory note that is convertible into 1,250,000 shares within the next 60 days.

         The shares listed as directly held by Mr. Dugan do not include 183,333 shares of Common Stock held by Lydia P. Dugan, his wife. Mr. Dugan disclaims beneficial ownership of these shares.

         (c) On December 22, 2003, Delaware Royalty purchased from the Issuer for aggregate consideration of $250,000 a note that is convertible into 1,250,000 shares of Common Stock. The note is immediately convertible and may be converted at any time and matures on December 22, 2007. In connection with the purchase of such note, warrants to purchase up to 2,000,000 shares of Common Stock were also issued to Mr. Dugan as additional consideration for the purchase price. The warrants are immediately exercisable and expire on December 22, 2008.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 of the Schedule 13D remains unchanged.


Item 7.  Material to be Filed as Exhibits.

Exhibit 1. Joint Filing Agreement between Mr. Dugan, Delaware Royalty, Anglo Exploration and Houston Resources dated January 8, 2004.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: January 8, 2004

                                                    /S/ AL W. DUGAN
                                             -----------------------------------
                                                    Al W. Dugan



                                             DELAWARE ROYALTY COMPANY, INC.


                                                    /S/ AL W. DUGAN
                                             -----------------------------------
                                             Al W. Dugan, President



                                             ANGLO EXPLORATION CORPORATION


                                                    /S/ AL W. DUGAN
                                             -----------------------------------
                                             Al W. Dugan, President



                                             HOUSTON RESOURCES CORPORATION


                                                    /S/ AL W. DUGAN
                                             -----------------------------------
                                             Al W. Dugan, President

                                  EXHIBIT INDEX

Exhibit
Number    Description
-------   -----------
  1. Joint Filing Agreement between Mr. Dugan, Delaware Royalty, Anglo Exploration and Houston Resources dated January 8, 2004.